FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711



FOSTER'S
G R O U P

Inspiring Global Enjoyment

Fosters Brewing



04035205

ASX RELEASE

SUPPL

PLEASE DELIVER URGENTLY

The following release was made to the
Australian Stock Exchange Limited today.

TOTAL PAGES: 3

dde
7/6

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	22/12/2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,316,242	185,631
4	Total consideration paid or payable for the shares	46,251,150	872,224

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.74 Date: 29 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.70 Lowest price paid: $4.69 Highest price allowed under rule 7.33: $4.95

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

189,498,127

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 01-Jul-04
                      Robert Dudfield - Assistant Company Secretary

Print name: ....

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S

GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the
Australian Stock Exchange Limited today.

TOTAL PAGES: 2

If you would prefer to receive this notification by email please
reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
G R O U P

Inspiring Global Enjoyment

1 July 2004

ASX Announcement

Foster's Group Limited today announced that its Australian beverages business, Carlton & United Breweries (CUB), had changed its name to Carlton & United Beverages.

Managing Director for Carlton & United Beverages, Mr John Murphy, said the new name for the business:

- reflects CUB's evolution to become a multi-beverage company (i.e. beer, pre-mixed spirits, spirits, popular table wine, cider, juices and other non-alcohol drinks);
- highlights the company's aim to be Australia's leading beverage company;
- builds on the company's brewing heritage, retaining its traditional 'Carlton & United' name founded in 1907; and
- maintains the use of the well-known 'CUB' acronym and the well-recognised 'CUB' logo/rondel.